September 9, 2025

Wajid Ali
Chief Financial Officer
Lumentum Holdings Inc.
1001 Ridder Park Drive
San Jose, California 95131

       Re: Lumentum Holdings Inc.
           Form 10-K for the Fiscal Year Ended June 28, 2025
           Filed August 19, 2025
           Form 8-K filed August 12, 2025
           File No. 001-36861
Dear Wajid Ali:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 28, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Income Taxes, page 47

1. We note the release of your income tax valuation allowance related to UK deferred tax assets resulted in you recording an income tax benefit of $153.1 million in the fiscal year ended June 28, 2025. Please explain to us, and expand your disclosures in future filings to more fully address, the specific positive and negative evidence you considered in determining it was more-likely-than-not UK deferred tax assets are realizable, how that evidence was weighed, and how that evidence led you to determine it was appropriate to reverse a portion of your income tax valuation allowance in the current fiscal year. Refer to Item 303(b)(3) of Regulation S-K and
       ASC 740-10-30-16 through 30-25.
 September 9, 2025
Page 2
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 65

2. Please explain to us where the reversal of the income tax valuation allowance is presented in your statement of cash flows for the year ended June 28, 2025. To the extent it is included in income taxes, net (i.e., within changes in operating assets and liabilities), revise future filings to disaggregate and separately present the reversal of the income tax valuation allowance as a non-cash adjustment to reconcile net income
       (loss) to net cash provided by operating activities. Otherwise, tell us why the current presentation is appropriate, refer to ASC 230-10-45-28.
Notes to Consolidated Financial Statements
Note 17. Operating Segments and Geographic Information, page 116

3. We note your segment disclosures state you do not track all your property, plant, and equipment, by segment. Please tell us, and revise future filings to clarify, whether any asset information by segment is reviewed by or provided to your CODM. If asset information by segment is not provided to your CODM, clarify that fact and explain the reason why as required by ASC 280-10-50-26. Specifically address why property, plant, and equipment, is not tracked by segment, and clarify that this is the reason why depreciation expense by segment has not been disclosed as required by ASC 280-10-
       50-22(e).
4. We note references to various products/product lines for each reportable segment under Item 1. Business (see page 2) and within your Earnings Calls. Please revise future filings to provide revenue for each product and service or each group of similar products and services, as required by ASC 280-10-50-40. We note entity-wide disclosures are required even if that information is not used by the CODM. If providing this information is impracticable, that fact should be disclosed.
Form 8-K filed August 12, 2025
Exhibit 99.1

5. Your disclosures under "Use of Non-GAAP Financial Measures" indicate non-GAAP financial information provides additional insight into your on-going business operations and results, as well as cash generation, and indicate the information allows investors to understand and evaluate cash flows. We note you previously removed references to cash generation and cash flows from earnings release disclosures since your non-GAAP financial measures are performance measures not liquidity measures.
       In this regard, please revise your disclosures in future filings as appropriate and to be consistent with your response to comment 8 in your response letter dated March 15,
       2024, or advise us of any subsequent changes since that response. September 9, 2025
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing